September 9, 2019

Sharon Mates, Ph.D.
Chairman, President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
430 East 29th Street
New York, NY 10016

       Re: Intra-Cellular Therapies, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233537

Dear Dr. Mates:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    John Condon, Esq.